EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1

Item 2	Date of Material Change June 4, 2015

Item 3	News Release The news release dated June 4, 2015 was disseminated through Marketwire and filed on SEDAR.

Item 4	Summary of Material Change On June 4, 2015, Pretivm announced initial results from an underground infill drill program in the Brucejack Project’s Valley of the Kings.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On June 4, 2015, Pretivm announced initial results from an underground infill drill program in the Brucejack Project’s Valley of the Kings. Stope definition drilling intersected visible gold, and continues to confirm the continuity of gold mineralization in stope areas defined by the June 2014 Feasibility Study for the Brucejack Project. (See Table 1 below for assays.)

Selected highlights from hole VU-416 include:

	•	88.08 grams of gold per tonne uncut over 13.80 meters, including 1,325 grams of gold per tonne uncut over 0.50 meters and 647.0 grams of gold per tonne uncut over 0.50 meters.

Hole VU-416 was drilled from the 1320-meter level as part of the first fan of infill drilling targeting the stope areas for years 1-3 of the current mine plan for the Valley of the Kings.  The infill drill program will comprise approximately 40,000 meters of fan drilling from three drill stations with drill holes centres spaced at approximately 10 meters vertically and horizontally.

For a plan and section view of the first fan please see attached Schedule A.

Assay results from drilling will continue to be reported as they are received.

Pretivm’s management will present an update of the activities planned and underway to advance the Brucejack Project on June 9, 2015 at 12:00 pm ET/9:00 am PT with a live audio webcast available at http://services.choruscall.ca/links/pretivm150609.html

Table 1: Selected Valley of the Kings Drill Results, June 2015 (VU-412 to VU-419)(1,2,3)

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Comments
Infill Drilling 1320m-level -151 Azimuth (426587E/6258092N)
VU-412	-12.5 / 151.3	136.55	141.00	4.45	2.14	3.99
VU-413	-17.5 / 151.3	38.00	44.00	6.00	1.16	148.58
		82.85	91.00	8.15	44.05	31.79
	incl	90.00	91.00	1.00	347.00	169.00
VU-414	-22.5 / 151.3	12.00	15.00	3.00	6.31	6.43
		85.00	115.00	30.00	16.33	16.91
	incl	87.55	88.05	0.50	150.00	168.00
	incl	88.05	89.00	0.95	105.50	34.10
	incl	102.00	103.00	1.00	116.50	90.10
	incl	107.00	108.00	1.00	83.00	42.80
	incl	114.00	115.00	1.00	86.80	42.10
VU-415	-27.5 / 151.3	12.60	13.10	0.50	47.50	15.80
		29.08	29.58	0.50	37.80	9.30
		69.50	91.00	21.50	18.52	21.17
	incl	69.50	70.50	1.00	109.50	79.00
	incl	84.19	84.69	0.50	448.00	180.00
	incl	90.00	91.00	1.00	19.20	14.30
		164.00	165.00	1.00	34.10	21.10
VU-416	-32.5 / 151.3	86.00	99.80	13.80	55.76	97.01	2 Au samples cut
		86.00	99.80	13.80	88.08	97.01	uncut
	incl	96.80	97.30	0.50	1,325.00	91.90	uncut
	incl	97.30	97.80	0.50	21.30	35.80
	incl	98.30	98.80	0.50	188.00	56.90
	incl	98.80	99.30	0.50	177.00	62.30
	incl	99.30	99.80	0.50	647.00	364.00	uncut
		140.00	141.00	1.00	13.25	19.90
		223.00	224.00	1.00	89.8	90.00
VU-417	-37.5 / 151.3	62.00	64.00	2.00	5.02	356.00
		153.00	154.00	1.00	54.1	40.70
		197.00	199.00	2.00	14.04	7.45
		206.00	208.00	2.00	11.86	10.90
VU-418	-42.5 / 151.3	24.57	25.07	0.50	226.00	148.00
VU-419	-47.5 / 151.3	19.19	19.69	0.50	100.00	11.40
		40.00	41.00	1.00	31.4	36.90
		52.00	53.00	1.00	11.35	14.30
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 540 g/t were cut to 540 g/t.

(3
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in Vancouver, B.C. Whole core (core not split) is being assayed as part of the underground infill drill program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 4th day of June, 2015.

SCHEDULE A

June 4, 2015 Underground Drilling Results: Section View - 15m wide: Azimuth 151

N
S
1350 L
1300 L
1250 L
1200 L
1150 L
1345m Development
(2013 Bulk Sample level)
1320m Drill Bay
Volcanic Fragmental Rocks
Polylithic Conglomerate
Silica Cap
Volcaniclastic Sediments
VU-412
VU-413
VU-414
VU-415
VU-416
VU-417
VU-418
VU-419
0.5m @ 347 ppm Au
0.5m @ 448 ppm Au
0.5m @ 1325 ppm Au
0.5m @ 647 ppm Au
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0
6258100 N
6258050 N
6258000 N
6257950 N
6257900 N
50m

A-1

JUNE 4, 2015 UNDERGROUND DRILLING RESULTS: PLAN VIEW

PRETIVM

N
1320m Drill Bay
1345m Development
(2013 Bulk Sample level)
6258050 N
6258000 N
6257950 N
426450 E
426550 E
426600 E
426650 E
426700 E
426750 E
151 Azimuth
50m
Key (g/t Au)
Assay intervals
< 0.5
0.5 – 1.0
1.0 – 5.0
5.0 - 20.0
> 20.0

 A-2